Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED SEPTEMBER 15, 2020

TO THE PROSPECTUS DATED APRIL 21, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 21, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;
•	to disclose the transaction price for each class of our common stock as of October 1, 2020;
•	to disclose the calculation of our August 31, 2020 NAV per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended August 31, 2020, BREIT’s Class S NAV per share increased $0.18, from $10.78 as of July 31, 2020 to $10.96 as of August 31, 20201. This price movement was driven by (i) increases in the value of our industrial and multifamily properties as investors seek income producing real estate with solid fundamentals in a low interest rate environment and (ii) mark-to-market increases in our real estate debt portfolio. In addition, rent collections for our multifamily, industrial, net lease, retail, and office properties were only 2.1% below a typical month.

Overall, we continue to expect the path to a full economic recovery will be uneven and vary by sector. Resilient sectors with solid fundamentals, such as industrial and multifamily, continue to be well-positioned in the current environment. We are beginning to see increasing levels of transaction activity and have completed recent acquisitions of high-quality assets consistent with those in our existing portfolio. BREIT continues to maintain substantial liquidity ($3.8 billion as of September 15, 2020) and modest leverage (47% loan-to-value as of August 31, 2020).

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 179 of the Prospectus. Our leverage ratio is measured by dividing (i) consolidated property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) the asset value of real estate investments (measured using the greater of fair market value and cost) plus the equity in our settled real estate debt investments. Indebtedness incurred (i) in connection with funding a deposit in advance of the closing of an investment or (ii) as other working capital advances will not be included as part of the calculation above. References to our liquidity position primarily consist of capacity on our undrawn lines of credit as well as cash on hand.

October 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2020 (and repurchases as of September 30, 2020) is as follows:

Transaction Price (per share)
Class S	$10.9604
Class I	$10.9271
Class T	$10.7676
Class D	$10.8166

[1]	BREIT’s Class I NAV per share increased from $10.75 to $10.93, BREIT’s Class D NAV per share increased from $10.64 to $10.82 and BREIT’s Class T NAV per share increased from $10.59 to $10.77.

The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2020. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since August 31, 2020 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2020 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2020 ($ and shares in thousands):

Components of NAV	August 31, 2020
Investments in real estate	$32,205,563
Investments in real estate debt	4,894,905
Investments in unconsolidated entities	856,031
Cash and cash equivalents	535,397
Restricted cash	436,140
Other assets	580,992
Mortgage notes, term loans, and revolving credit facilities, net	(17,652,379)
Secured financings on investments in real estate debt	(2,390,645)
Subscriptions received in advance	(154,071)
Other liabilities	(813,786)
Accrued performance participation allocation	—
Management fee payable	(19,125)
Accrued stockholder servicing fees (1)	(5,790)
Non-controlling interests in joint ventures	(221,136)
Net asset value	$18,252,096
Number of outstanding shares/units	1,670,095

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2020, the Company has accrued under GAAP $568.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$7,157,842	$9,212,952	$482,604	$1,158,852	$239,846	$18,252,096
Number of outstanding shares/units	653,063	843,126	44,820	107,136	21,950	1,670,095
NAV Per Share/Unit as of August 31, 2020	$10.9604	$10.9271	$10.7676	$10.8166	$10.9271

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2020 valuations, based on property types. Once we own more than one office property we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.6%	5.3%
Industrial	7.0%	5.8%
Net lease	7.6%	6.7%
Hotel	9.2%	9.4%
Retail	7.7%	6.5%
Other(2)	7.3%	6.8%

____________

(1)	Multifamily includes student housing and manufactured housing
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hotel	Retail	Other
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+1.8%	+1.9%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(2.1%)	(1.7%)	(1.8%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.1%	+2.7%	+2.1%	+1.5%	+2.3%	+2.1%
(weighted average)	0.25% increase	(2.8%)	(2.9%)	(1.9%)	(1.5%)	(2.1%)	(1.9%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of July 31, 2020 ($ and shares in thousands):

Components of NAV	July 31, 2020
Investments in real estate	$31,828,230
Investments in real estate debt	4,863,050
Investments in unconsolidated entities	855,366
Cash and cash equivalents	327,965
Restricted cash	514,637
Other assets	553,371
Mortgage notes, term loans, and revolving credit facilities, net	(17,647,840)
Secured financings on investments in real estate debt	(2,411,774)
Subscriptions received in advance	(173,176)
Other liabilities	(693,669)
Accrued performance participation allocation	—
Management fee payable	(18,625)
Accrued stockholder servicing fees (1)	(5,601)
Non-controlling interests in joint ventures	(217,752)
Net asset value	$17,774,182
Number of outstanding shares/units	1,653,583

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2020, the Company has accrued under GAAP $563.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$6,926,992	$9,031,120	$465,513	$1,115,087	$235,470	$17,774,182
Number of outstanding shares/units	642,580	840,331	43,952	104,810	21,910	1,653,583
NAV Per Share/Unit as of July 31, 2020	$10.7800	$10.7471	$10.5914	$10.6392	$10.7471

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $12.0 billion in shares of common stock, consisting of up to $10.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 750,364,522 shares of our common stock (consisting of 392,376,351 Class S Shares, 254,612,346 Class I Shares, 24,575,769 Class T Shares, and 78,800,056 Class D Shares) in the primary offering for total proceeds of $8.4 billion and (ii) 44,650,957 shares of our common stock (consisting of 25,723,075 Class S Shares, 13,456,248 Class I Shares, 1,775,730 Class T Shares, and 3,695,904 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.5 billion. As of August 31, 2020, our aggregate NAV was $18.3 billon. We intend to continue selling shares in the Offering on a monthly basis.